EXHIBIT 11.1

                 JACKPOT ENTERPRISES, INC. AND SUBSIDIARIES
                 COMPUTATION OF EARNINGS PER COMMON SHARE
               THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
          (Dollars and shares in thousands, except per share data)


                                                                1997    1996
                                                               ______  ______
Primary:
  Earnings:
    Net income                                                 $1,572  $1,573
                                                               ======  ======


  Shares:
    Weighted average number of common shares outstanding (A)    9,082   9,355
                                                               ======  ======

Primary earnings per share                                     $  .17  $  .17
                                                               ======  ======

Fully diluted (B):
  Earnings:
    Net income                                                 $1,572  $1,573
    Add after-tax interest (C)                                      5      39
                                                               ______  ______
    Net income, as adjusted                                    $1,577  $1,612
                                                               ======  ======

  Shares:
    Weighted average number of common shares outstanding        9,082   9,355
    Common shares issuable upon exercise of stock options, net of common shares assumed to be repurchased from the
      proceeds using the greater of the average market price
      for the period or the period-end price                      182     226
                                                               ______  ______
    Weighted average number of common shares and common
      share equivalents outstanding                             9,264   9,581
                                                               ======  ======


Fully diluted earnings per share                               $  .17  $  .17
                                                               ======  ======

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(A)  Common shares issuable upon exercise of stock options, net of common shares assumed to be repurchased from the proceeds at the average market price for the period have been excluded from the computations because they had no effect on primary earnings per share.

(B) These calculations are submitted in accordance with Regulation S-K Item 601 (b) (ii) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because they had no effect on earnings per share.

(C) Amounts represent an increase in interest income as a result of the assumed increase in investments in U. S. government securities from the application of the portion of the proceeds from the assumed exercise of stock options which were not applied towards the repurchase of outstanding common shares (equivalent to 20% of the common shares outstanding at the end of the applicable period).